

April 11, 2012

<u>Via E-mail</u>
Mr. William C. Denninger
Executive Vice President and Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, Connecticut 06002

> **RE:** **Kaman Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed February 27, 2012**
> **File No. 1-35419**

Dear Mr. Denninger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Legal Proceedings, page 16</u>

1. You disclose that you do not expect that the resolution of these matters would have a material adverse effect on your consolidated financial position. In future filings, please revise your discussion to address the expected effect on your results of operations and cash flows, as well.

Management's Discussion and Analysis of Financial Condition and Results…., page 21

Overview of Business, page 21

2. You disclosed that at various times during 2011, you experienced problems during acceptance testing of fuzes produced for your Joint Programmable Fuze program. You also indicated that you resumed acceptance testing in January. Please tell us how your resumed acceptance testing went and what consideration you gave to including additional disclosure regarding the matter in your upcoming Form 10-Q.

Critical Accounting Estimates, page 38

Goodwill and Other Intangible Assets, page 41

3. We note your disclosures regarding policy for goodwill and other intangible assets. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:

- You indicate that you test goodwill for impairment at the reporting unit level. Please identify the reporting unit(s) to which goodwill applies and indicate whether your reporting units are components of an operating segment. Please identify your components and indicate which operating segment they below to. Please also clarify whether or not you are aggregating components;
- Please identify the qualitative factors assessed to determine whether events or circumstances lead to the conclusion that it is necessary to perform the two-step goodwill impairment test currently required under ASC 350;
- Please identify the other component for which you had to do the two-step impairment test and quantify the corresponding goodwill at risk; and
- Please revise your disclosure to clarify, if true, that the fair value of each of your reporting units substantially exceeds their carrying value.

In any event, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, in future filings please provide the following disclosures for each of these reporting units:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;

- A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please show us supplementally what your revised disclosure will look like.

Financial Statements

9. Goodwill and Other Intangible Assets, Net, page 71

Other Intangibles, page 72

4. You disclose that your customer lists/relationships are being amortized over eight to twenty-one years. With reference to ASC 350-30-35-1 through 5, please identify the nature of the customer lists/relationships for which you determined their useful lives to be twenty-one years. Please also provide us with a breakdown of the total amount of customer relationships intangible assets recorded by amortization period.

11. Debt, page 74

Convertible Notes, page 76

5. You disclosed that because the embedded conversion option is indexed to your own stock and would be classified in shareholders' equity, it does not meet the criterion that would require separate accounting as a derivative instrument. Given that your conversion rate is subject to adjustment in certain circumstances, please tell us how you determined that your embedded conversion feature is indexed to your own stock and would be classified in stockholders' equity. Please provide us with a comprehensive analysis pursuant to ASC 815-40-25.

6. We note that your note payable as the date of issuance was bifurcated into the debt component and the equity component. You have also disclosed the carrying amount of the equity component and the principal amount of the liability component, the unamortized discount, and the net carrying amounts as of December 31, 2011 and 2010. Please tell us what consideration you gave to providing the disclosures required by ASC 470-20-50-5 including but not limited to 1) the number of shares on which the aggregate consideration to be delivered upon conversion is determined and 2) the amount by which the instrument's if-converted value exceeds its principal amount, regardless of whether the debt instrument is currently convertible. Please show us supplementally what your revised disclosure will look like.

Definitive Proxy Statement on Schedule 14A filed on February 27, 2012

Executive Compensation, page 16

Compensation Discussion and Analysis, page 16

Annual Cash Incentives, page 25

2011 Individual Performance, page 27

7. Regarding Mr. Keating's individual performance, with a view towards future disclosure, please tell us whether the committee and the board established quantifiable metrics with respect to his "specific measurable written goals", and how the level of achievement of these goals was determined. Otherwise, please ensure that your disclosure identifies the specific contributions made by Mr. Keating and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K. Your disclosure should provide insight of how qualitative inputs are translated into objective pay determinations. Please address this comment also with respect to disclosure regarding Messrs. Denninger's and Clark's individual performance, identifying among other things, the level of achievement for each of their material individual performance goals.

Proxy card

8. In future filings, please revise your proxy card and voting instruction form to describe the advisory vote in a manner consistent with Exchange Act Rule 14a-21 that clearly informs shareholders that they are providing an advisory vote to approve executive compensation. . For additional guidance, please refer to Exchange Act Rules Compliance and Disclosure Interpretations Question 169.07, available at: http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm#169-07.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief